UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934



                    DEVCON INTERNATIONAL CORP.

                         (Name of issuer)


                   Common Stock, $.10 Par Value

                  (Title of class of securities)


                            251588 10 9

                          (CUSIP number)


                     Robert L. Grossman, Esq.
                   Greenberg, Traurig, Hoffman,
                   Lipoff, Rosen & Quentel, P.A.
                       1221 Brickell Avenue
                       Miami, Florida  33131
                          (305) 579-0500

           (Name, address and telephone number of person authorized to receive notices and communications)


                         November 22, 1995

      (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                           SCHEDULE 13D


CUSIP No.   251588 10 9

[CAPTION]



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Smithcon Family Investments, Ltd

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                         (b)  [ ]

3.    SEC USE ONLY



4.    SOURCE OF FUNDS

      00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                     7.   SOLE VOTING POWER              0
NUMBER OF
SHARES               8.   SHARED VOTING POWER            931,372
BENEFICIALLY
OWNED BY             9.   SOLE DISPOSITIVE POWER         0
EACH
REPORTING            10.  SHARED DISPOSITIVE POWER       931,372
PERSON WITH


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      931,372

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21%

14.   TYPE OF REPORTING PERSON

      PN













































Item 1.   Security and Issuer.

      This Statement relates to the Common Stock of Devcon International Corp. The executive offices of Devcon International Corp. ("Devcon") are located at 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442.

Item 2.   Identity and Background.

Smithcon Family Investments, Ltd.

      The entity filing this Statement is Smithcon Family Investments, Ltd. (the "Partnership"), a Florida limited partnership, which holds stock for investment purposes. The Partnership's principal offices are located at 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442.

      The Partnership has not been convicted in a criminal proceeding in the last five years.

      The Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

      The Partnership is a United States partnership.

Smithcon Investments, Inc.

      Smithcon Investments, Inc. (the "Corporation"), a Florida corporation, is the general partner of the Partnership. The Corporation's principal offices are located at 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442.

      The Corporation has not been convicted in a criminal proceeding in the last five years.

      The Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

      The Corporation is a United States corporation.

Donald L. Smith, Jr.

      Donald L. Smith, Jr. is the sole shareholder and President of the Corporation, which is the general partner of the Partnership. Mr. Smith's business address is 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442. His principal occupation is as Chairman of the Board and President of Devcon.

      Mr. Smith has not been convicted in a criminal proceeding in the last five years.

      Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

      Mr. Smith is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Partnership

      The Partnership received the following capital contributions in exchange for the indicated percentage of Partnership interests: (i) Mr. Donald L. Smith, Jr. contributed 922,058 shares of Devcon Common Stock in exchange for a majority interest in the Partnership and (ii) the Corporation contributed 9,314 shares of Devcon Common Stock in exchange for a minority interest in the Partnership.

Corporation

      The Corporation received 27,942 shares of Devcon Common Stock from Donald L. Smith, Jr. in exchange for 100% of the Corporation's capital stock (as indicated above, 9,314 of such shares of Devcon Common Stock were contributed to the Partnership).

Donald L. Smith

      Mr. Smith's contributions of Devcon Common Stock to the
      Partnership and the Corporation were derived from holdings acquired since the formation of Devcon as reported on Mr.
      Smith's individual Schedule 13G.




Item 4.   Purpose of Transaction.

Partnership

      The purpose of the creation of the Partnership and the corresponding contributions of Devcon Common Stock as set forth in Item 3 herein was family financial planning.

      The acquisition of the Devcon Common Stock by the Partnership will not:

      (a) result in the acquisition by any person of additional securities of Devcon, or the disposition of securities of Devcon.

      (b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Devcon or any of its subsidiaries.

      (c) result in the sale or transfer of a material amount of assets of Devcon or any of its subsidiaries.

      (d) result in any change in the present board of directors or management of Devcon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) result in any material change in the present capitalization or dividend policy of Devcon.

      (f) result in any other material change in Devcon's business or corporate structure.

      (g) result in changes in Devcon's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Devcon by any person.

      (h) result in causing a class of securities of Devcon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) result in a class of equity securities of Devcon becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) result in any action similar to those enumerated above.



Corporation

      The acquisition by the Corporation of the sole general partnership interest in the Partnership will not:

      (a) result in the acquisition by any person of additional securities of Devcon, or the disposition of securities of Devcon.

      (b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Devcon or any of its subsidiaries.

      (c) result in the sale or transfer of a material amount of assets of Devcon or any of its subsidiaries.

      (d) result in any change in the present board of directors or management of Devcon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) result in any material change in the present capitalization or dividend policy of Devcon.

      (f) result in any other material change in Devcon's business or corporate structure.

      (g) result in changes in Devcon's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Devcon by any person.

      (h) result in causing a class of securities of Devcon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) result in a class of equity securities of Devcon becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The acquisition of an interest in the shares of Devcon
          Common Stock held by the Partnership by the Corporation will not result in any action similar to those enumerated above.

Donald L. Smith, Jr.

      Mr. Smith's transfer of 950,000 shares of Devcon Common Stock in connection with the formation of the Partnership and the Corporation will not:

      (a) result in the acquisition by any person of additional securities of Devcon, or the disposition of securities of Devcon.

      (b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Devcon or any of its subsidiaries.

      (c) result in the sale or transfer of a material amount of assets of Devcon or any of its subsidiaries.

      (d) result in any change in the present board of directors or management of Devcon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) result in any material change in the present capitalization or dividend policy of Devcon.

      (f) result in any other material change in Devcon's business or corporate structure.

      (g) result in changes in Devcon's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Devcon by any person.

      (h) result in causing a class of securities of Devcon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) result in a class of equity securities of Devcon becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) result in any action similar to those enumerated above.

Item 5.   Interest in Securities of Issuer.

      (a) The Partnership owns 931,372 shares of Devcon Common
      Stock, or 21% of the issued and outstanding shares of such stock.

      The Corporation, as the sole general partner of the Partnership, has the power to vote and dispose of the Devcon Common Stock held by the Partnership and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, is deemed the beneficial owner of all 931,372 shares of Devcon Common Stock held by the Partnership. In addition, the Corporation directly owns 18,628 shares of Devcon Common Stock. The Corporation's aggregate beneficial ownership of Devcon Common Stock is 950,000 shares or 21.4% of the issued and outstanding shares of such stock.

      Donald L. Smith, Jr., as the sole shareholder, officer and director of the Corporation, has the power to vote and dispose of all voting common stock either owned or controlled by the Corporation, and therefore, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, is deemed the beneficial owner of all 931,372 shares of Devcon Common Stock held by the Partnership which is controlled by the Corporation. In addition, Mr. Smith directly owns 189,431 shares of Devcon Common Stock and currently exercisable options to purchase 75,000 shares of Devcon Common Stock.
      Mr. Smith's aggregate beneficial ownership of Devcon Common Stock is 1,214,431 shares or 26.95 % of the issued and outstanding shares of such stock.

      (b) The Partnership has shared power to vote and dispose of the 931,372 shares of Devcon Common Stock held by it.

      The Corporation, as general partner of the Partnership, has the power to vote and dispose of the 931,372 shares of Devcon Common Stock held by the Partnership and the 9,314 shares of Devcon Common Stock it holds directly.

      Donald L. Smith, Jr., as the sole shareholder and chief executive officer of the Corporation, which is the general partner of the Partnership, has the power to direct the vote and disposition of the 931,372 shares of Devcon Common Stock held by the Partnership, the 18,628 shares of Devcon Common Stock held by the Corporation, and the 189,431 shares of Devcon Common Stock he holds directly.

      (c) On November 22, 1995, Donald L. Smith, Jr. contributed
      (i) 922,058 shares of Devcon Common Stock to the Partnership in exchange for a majority interest in the Partnership; and
      (ii) 27,942 shares of Devcon Common Stock to the Corporation in exchange for 100% of the Corporation's capital stock (in turn, the Corporation contributed 9,314 shares of the Devcon Common Stock received from Mr. Smith to the Partnership in exchange for a minority interest in the Partnership).

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities.

      (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Partnership is governed by a limited partnership agreement dated November 22, 1995 (the "Agreement") among the Partnership, the Corporation, as general partner, and Donald
      L. Smith, Jr. The Agreement sets forth the terms and conditions of the operation of the Partnership, and provides that the general partner thereof has all of the powers and rights of a general partner under the Florida Revised Uniform Limited Partnership Act (1986), as amended.

      Mr. Smith holds an option (the "Option") to purchase 75,000 shares of Devcon Common Stock at an exercise price of $2.33 per share; such option became exercisable on July 1, 1990 and expires on October 14, 1996. Mr. Smith has granted an option to the Executive Vice President and Director of Devcon, to purchase up to 30,000 shares of Devcon Common Stock issuable to Mr. Smith upon exercise of the Option, at an exercise price of $2.33 per share. As of the date hereof, such option is not exercisable.

Item 7.   Material to be Filed as Exhibits.

      (a) Assignment and Assumption Agreement, dated November 22,
          1995, between Donald L. Smith, Jr. and the Partnership.

      (b) Assignment and Assumption Agreement, dated November 22,
          1995, between the Corporation and the Partnership.





























                             SIGNATURE

      After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           November 22, 1995
                                                 (Date)



                                    /s/Donald L. Smith, Jr.
                                    Donald L. Smith, Jr., President
                                    of Smithcon Investments, Inc.,
                                    signing as the general partner
                                    of Smithcon Family Investments,
                                    Ltd.




































                         INDEX TO EXHIBITS


[CAPTION]




Exhibit No.          Description           Sequential Page No.

2.1          Assignment and Assumption             11
             Agreement, dated
             November 22, 1995, between
             Donald L. Smith, Jr. and
             Smithcon Family Investments,
             Ltd.

2.2          Assignment and Assumption             16
             Agreement, dated
             November 22, 1995, between
             Smithcon Investments, Inc.
             and Smithcon Family Invest-
             ments, Ltd.





































                            EXHIBIT 2.1








































                ASSIGNMENT AND ASSUMPTION AGREEMENT


     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 22nd day of November, 1995 by and between DONALD
L. SMITH, JR. ("Assignor") and SMITHCON FAMILY INVESTMENTS, LTD.
(the "Assignee").


                       R E C I T A T I O N S

     The Assignor has agreed to transfer the assets set forth on Exhibit "A" attached hereto (the "Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a ninety-nine and NO/100 percent (99.0%) partnership interest in the Assignee (the "Partnership Interest").


              O P E R A T I V E   P R O V I S I O N S


     IN CONSIDERATION of the recitations set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

     1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

     2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

     3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

     4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Partnership Interest.

     IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.

WITNESSES:                          ASSIGNOR:


                                    /s/DONALD L. SMITH, JR.
                                    DONALD L. SMITH, JR.



                                    ASSIGNEE:

                                    SMITHCON FAMILY INVESTMENTS,
                                    LTD., a Florida limited
                                    partnership


                                    By:  Smithcon Investments,
Inc.,
                                         a Florida corporation

                                         By:/s/Donald L. Smith, Jr.
                                               Donald L. Smith, Jr.
                                               President



































                            EXHIBIT "A"

                              ASSETS


   922,058 shares of common stock of Devcon International Corp.
















































                            EXHIBIT 2.2



















































                ASSIGNMENT AND ASSUMPTION AGREEMENT


     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is made as of this 22nd day of November, 1995 by and between SMITHCON INVESTMENTS, INC. ("Assignor") and SMITHCON FAMILY
INVESTMENTS, LTD. (the "Assignee").


                       R E C I T A T I O N S


     The Assignor has agreed to assign the assets set forth on Exhibit "A" attached hereto (the Assets") to the Assignee, and the Assignee has agreed to accept the Assets from the Assignor, in exchange for a one percent (1%) partnership interest in the Assignee (the "Partnership Interest").


              O P E R A T I V E   P R O V I S I O N S


     IN CONSIDERATION of the recitations set forth hereinabove, the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties to this Assignment, intending legally to be bound, hereby agree as follows:

     1. The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor's right, title and interest in and to the Assets.

     2. The Assignee hereby accepts the assignment of the Assets from the Assignor and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Assets.

     3. The Assignee hereby assigns, transfers, conveys and sets over unto the Assignor all of the Assignee's right, title and interest in and to the Partnership Interest.

     4. The Assignor hereby accepts the assignment of the Partnership Interest from the Assignee and assumes all of the duties, responsibilities, liabilities and obligations attributable to the Partnership Interest.

     IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement the day and year first above written.

WITNESSES:                          ASSIGNOR:

                                    SMITHCON INVESTMENTS, INC., a
                                    Florida corporation


                                    By:/s/ Donald L. Smith, Jr.
                                           Donald L. Smith, Jr.
                                           President



                                    ASSIGNEE:


                                    SMITHCON FAMILY INVESTMENTS,
                                    LTD., a Florida limited
                                    partnership



                                    By:  Smithcon Investments,
Inc.,
                                         a Florida corporation


                                    By:/s/Donald L. Smith, Jr.
                                          Donald L. Smith, Jr.
                                          President





























                            EXHIBIT "A"

                              ASSETS



    9,314 shares of common stock of Devcon International Corp.